UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 VB TRADE, INC.
                                (Name of Issuer)


                    Shares of Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)


                                   91821R106
                                 (CUSIP Number)


                                Clark Wilson LLP
                              Bernard Pinsky, Esq.
                       Suite 800 - 885 West Georgia Street
                   Vancouver, British Columbia, Canada,V6C 3H1
                            Telephone: (604) 687-5700
                            Facsimile: (604) 687-6314
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 14, 2007
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 91821R106                                            Page 2 of 5 Pages
-------------------                                            -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ray Primack
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canadian
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,500,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000 shares of common stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.2% of the issued and outstanding shares of common stock **
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
** Based on 5,789,920 shares of the Issuer's common stock outstanding at March 21, 2007

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 91821R106                                            Page 3 of 5 Pages
-------------------                                            -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $0.0001 par value, of VB Trade, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at #2 Egoz Street, P.O. Box 105, Moshav Beni Zion, Israel 60910.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Ray Primack (the "Reporting Person").

(b) The business address of the Reporting Person is: #2 Egoz Street, P.O. Box 105, Moshav Beni Zion, Israel 60910.

(c) The present principal occupation of the Reporting Person is semi-retired.

(d) The reporting person is a citizen of Canada

(e) During the last five years, the Reporting has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received 2,500,000 shares of the Issuer's common stock for cash.

ITEM 4. PURPOSE OF TRANSACTION

Investment

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 5,789,920 issued and outstanding shares of common stock as of March 21st, 2007. The Reporting Person owns 2,500,000 shares (representing 43.2%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 91821R106                                            Page 4 of 5 Pages
-------------------                                            -----------------


(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 91821R106                                            Page 5 of 5 Pages
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27th, 2007


                                          /s/ Ray Primack
                                          ------------------------
                                          Ray Primack


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).